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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ICOS VISION SYSTEMS CORPORATION N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

B49233 10 7 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “Filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. B49233 10 7

1.	Name of Reporting Persons. I.R.S. Identifications Nos. of above persons (entities only). August Smeyers

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship of Place of Organization: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 835,579 6. Shared Voting Power -0- 7. Sole Dispositive Power 835,579 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 835,579

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. B49233 10 7

Item 1.

(a) Name of Issuer: ICOS Vision Systems Corporation N.V.

(b) Address of Issuer’s Principal Executive Offices:	ICOS Vision Systems Corporation N.V.
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee
BELGIUM

Item 2.

(a) Name of Person Filing: August Smeyers

(b) Address of Principal Business Office or, if none, Residence:	ICOS Vision Systems Corporation N.V.
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee
BELGIUM

(c) Citizenship: Belgium

(d) Title of Class of Securities: Common Stock

(d) CUSIP Number: B49233 10 7

Item 3.    If this statement is filed pursuant to §§240.13d-l (b) or 240.13d-2(b) or (e), check whether the person filing is a:

N/A

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CUSIP No. B49233 10 7

Item 4.     Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 835,579

(b)	Percent of class: 7.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 835,579

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 835,579

(iv)	Shared power to dispose or to direct the disposition of -0-

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3 (d)(1).

Item 5.    Ownership of Five Percent or Less of a Class

N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.    Identification and Classification of Members of the Group

N/A

Item 9.    Notice of Dissolution of Group

N/A

Item 10.    Certification

N/A

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CUSIP No. B49233 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2003	By:	/s/ AUGUST SMEYERS
Name: August Smeyers Title: Vice President of Research and Development and Director

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